UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

09 October 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

                                                       N      E      W      S                R      E      L      E      A      S      E

9 October 2012

CRH ANNOUNCES TERMINATION OF NEGOTIATIONS IN INDIA

On 7 August 2012 CRH plc announced that it had entered into negotiations with Jaypee Cement Corporation (Jaypee) regarding the possible purchase by CRH of an equity stake in Jaypee's Gujarat cement business.

These negotiations have now been terminated as the parties were unable to agree terms.

CRH acknowledges the co-operation of the Jaypee management team throughout the negotiations and due diligence process.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee               Chief Executive
Albert Manifold       Chief Operating Officer
Maeve Carton        Finance Director

                       CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000   FAX +353 1 404 1007
                       E-MAIL: mail@crh.com    WEBSITE:www.crh.com    Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 09 October 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director